PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES TO ACQUIRE

BAY ADELAIDE CENTRE EAST DEVELOPMENT IN TORONTO

TORONTO, July 11, 2013 – Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced today that it has acquired the Bay Adelaide Centre East development in downtown Toronto. BOX purchased the property – a 44-storey, 980,000-square-foot premier office tower currently under construction – from parent company Brookfield Office Properties Inc. (TSX, NYSE: BPO) based on a value of C$635 million at stabilization ($C602 million net of an imputed return on BOX’s equity investment). BPO is selling the asset to BOX on an “as-if-completed-and-stabilized basis” and will retain development obligations including construction, lease-up and financing.

At closing, through available liquidity, BOX will pay to BPO C$170 million representing the amount invested and value created to date in the project. BOX will commit to fund an additional C$26 million of up-front equity and an additional C$350 million that will be funded from a first mortgage construction loan. Additionally, BOX will make a final payment to BPO of C$56 million on stabilization for an aggregate total investment of C$602 million.

“This acquisition is strategic for BOX as Brookfield’s vehicle for the ownership of its premier Canadian office assets,” said Jan Sucharda, president and chief executive officer. “Today’s announcement affirms BOX’s growth strategy and its commitment to adding value for its unitholders.”

The East tower is 60% pre-leased to anchor tenants Deloitte and Borden Ladner Gervais and is on target to be completed in late 2015. BOX will earn net operating income of C$32 million from substantial completion of the project.

Bay Adelaide Centre is the newest, best-in-class office precinct in Toronto’s financial core. The East tower is being developed to the highest level of efficiency and sustainability and will achieve LEED Platinum certification upon completion.

The West tower opened in 2009 and is 95% occupied.

BOX’s board of trustees established an independent committee to assess the transaction and the committee unanimously recommended the board of trustees’ approval. The committee retained Morrison Park Advisors Inc. as its financial advisor.

Further details of this transaction are included in a supplemental information package that is available on BOX’s website: www.brookfieldcanadareit.com.

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Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com